Exhibit 99.1

CENTRAL GOLD-TRUST

1st Quarter Report

March 31, 2008

Central Gold-Trust

The Role of Central Gold-Trust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of Central Gold-Trust’s (Gold-Trust’s) assets be invested in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

Gold-Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any of Gold-Trust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold-Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold-Trust.  On each occasion, inspections are required to be performed in the presence of both Gold-Trust’s external auditors and Bank personnel.

Gold-Trust is subject to the regulations and reporting requirements of the American Stock Exchange, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences

Gold-Trust’s units are listed on the American Stock Exchange (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of Gold-Trust units is as easy as calling one’s stockbroker or investment dealer. Gold-Trust is advised that its units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

Gold-Trust’s stock exchange listings provide readily quoted, liquid markets for the units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold-Trust units.

Trustees’ Report to Unitholders

Central Gold-Trust is a passive, self-governing, single purpose trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at March 31, 2008 were 97.6% invested in gold. Gold holdings consisted of 151,969 fine ounces of gold bullion and 4,785 fine ounces of gold bullion certificates for a total of 156,754 fine ounces at March 31, 2008.

The accounts of Gold-Trust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the quarter ended March 31, 2008, with additional comments on pages 8 to 10 of this report, is as follows:

Net Assets – Net assets increased by $24,142,491 or 19.2%, during the three month period to a total of $149,997,072.  The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering completed on February 12, 2008.

Net Income – The net income for the quarter ended March 31, 2008 amounted to $14,149,868 ($3.41 per unit) compared to $3,065,441 ($0.94 per unit) for the same period in 2007, after deducting expenses of $242,119 (2007: $155,896).  Virtually all of the net income for the quarter represents the unrealized appreciation of bullion holdings, which is not distributable income, but is included in income in accordance with CICA Accounting Guideline 18.

Liquidity – All of the assets of Gold-Trust are liquid, consisting of gold bullion, cash and interest-bearing cash deposits.

According to legal and tax counsel, the units of Gold-Trust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

Mr. Douglas E. Heagle has advised that he will be retiring from the Board of Trustees at the Annual and Special Meeting of Unitholders to be held on April 24, 2008. Mr. Heagle’s dedicated service as Lead Trustee, Chairman of the Audit Committee and Member of the Corporate Governance and Nominating Committee, since the inception of Central Gold-Trust, has been most exemplary. The Corporate Governance and Nominating Committee has resolved to propose to Unitholders the nomination of Mr. Heagle’s experienced and capable son, Bruce D. Heagle for election as a Trustee.

We are committed to the secure stewardship of Central Gold-Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

April 24, 2008	J.C. Stefan Spicer, President & CEO

STATEMENT OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	March 31,	December 31,
	2008	2007
Net assets:
Gold at market (Note 3)	$146,329,859	123,546,031
Cash	113,261	58,249
Interest-bearing cash deposits (Note 4)	3,731,043	2,347,380
Prepaid expenses & other	43,565	27,563
	150,217,728	125,979,223
Accrued liabilities (Note 6)	(220,656)	(124,642)
Net assets representing Unitholders’ equity	$149,997,072	125,854,581

Represented by:
Capital (Note 5)	$76,279,600	66,286,977
Units issued: 4,279,500 (2007: 3,992,500)
Retained earnings inclusive of unrealized appreciation of holdings	73,717,472	59,567,604
	$149,997,072	125,854,581

Net asset value per unit	$35.05	31.52

Net asset value per unit expressed in Canadian dollars	$36.03	31.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0279	0.9881

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2008	2007
Net assets at beginning of period	$125,854,581	79,286,552
Net issuance of units (Note 5)	9,992,623	—
Net income inclusive of unrealized appreciation of holdings	14,149,868	3,065,441
Increase in net assets during the period	24,142,491	3,065,441
Net assets at end of period	$149,997,072	82,351,993

STATEMENT OF INCOME

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2008	2007
Income:
Interest	$27,391	12,796
Unrealized appreciation of holdings	14,364,596	3,208,541
	$14,391,987	3,221,337
Expenses:
Administration fees (Note 6)	107,235	65,228
Auditors’ fees	34,450	9,000
Safekeeping, insurance and bank charges	33,709	19,269
Regulatory filing fees	26,611	19,391
Legal fees (Note 6)	16,645	18,235
Trustees’ fees and expenses (Note 6)	9,116	12,094
Stock exchange fees	5,241	4,006

Unitholder information	5,049	5,066
Registrar and transfer agent fees	3,200	3,036
Miscellaneous	50	512
Foreign currency exchange loss	813	59
Total expenses	242,119	155,896
Net income:
inclusive of unrealized appreciation of holdings	$14,149,868	3,065,441
Net income per unit:
inclusive of unrealized appreciation of holdings	$3.41	0.94

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2008	2007
Capital: (Note 5)	$76,279,600	48,200,337
Units: 4,279,500 (2007: 3,277,500)
Retained earnings:
Balance at beginning of period	59,567,604	31,086,215
Net income	14,149,868	3,065,441
Balance at end of period	73,717,472	34,151,656
Unitholders’ Equity	$149,997,072	82,351,993

See accompanying notes to financial statements.

Notes to Financial Statements

For the three months ended March 31, 2008

(amounts expressed in U.S. dollars unless otherwise stated)

1.      Central Gold-Trust (“Gold-Trust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting units, established under the laws of Ontario on April 28, 2003.

2.     The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2007 audited financial statements of Gold-Trust.  These unaudited interim financial statements do not include all of the disclosures included in the 2007 Annual Report and accordingly should be read in conjunction with the 2007 Annual Report.

On January 1, 2008, the Trust adopted CICA Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation.  The adoption of these standards did not affect the Trust’s net assets or its results of operations.

3.                 Gold bullion:

                           Details of gold bullion holdings are as follows:

Gold holdings at	March 31, 2008	December 31, 2007
Gold bullion in fine ounces	151,969	142,909
Gold certificates in fine ounces	4,785	4,785
Total fine ounces of gold	156,754	147,694
Cost	$70,824,435	62,426,808
Market – per fine ounce	$933.50	836.50
Market value	$146,329,859	123,546,031

4.                 Short term cash deposits:

                           As at March 31, 2008, the Trust held three U.S. dollar fixed deposits: $150,000 at a rate of 2.26% with a maturity date of April 4, 2008; $1,480,000 at a rate of 2.67% with a maturity date of April 7, 2008; and, $1,600,000 at a rate of 2.4% with a maturity date of April 14, 2008.  The Trust also held one Canadian dollar flexible GIC in the amount of $515,000 at a rate of 4.10% with a maturity date of September 18, 2008.

5.                 Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal, undivided, beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of the termination or winding up of the Trust.  There were 4,279,500 units issued and outstanding on March 31, 2008.On February 12, 2008, the Trust, through a public offering, issued 287,000 units for proceeds of $10,097,808 net of underwriting fees of $420,742.  Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding units from 3,992,500 to 4,279,500, an increase of 7%.  The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

6.                 Related party transactions:

                           Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to Central Gold Managers Inc. for the three months ended March 31, 2008 increased to $107,235 from $65,228 due to the increase in the value of assets under administration.  Included in accrued liabilities at March 31, 2008 is $36,095 (2007: $21,829) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold-Trust to Trustees who are nominees of the Adminstrator of Gold-Trust. Since 2003, the Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

                           Gold-Trust incurred legal fees amounting to $16,645 for the three months ended March 31, 2008 (2007: $18,235), of which $13,645 (2007: $14,244) was payable to a legal firm, to which one of Gold-Trust’s officers is Counsel.  A balance of $13,000 was included in accrued liabilities at March 31, 2008 (2007: $2,000) relating to these services.

7.              Financial Highlights:

	Three months ended Mar. 31,
	2008	2007
Per unit performance:
Net asset value per unit at beginning of period	$31.52	24.19
Net loss before unrealized appreciation of holdings	(0.05)	(0.04)
Unrealized appreciation of holdings	3.46	0.98
Total increase	3.41 (2)	0.94
Net asset value per unit at end of period	$35.05	25.13
Total return (1)	11.2%	3.9%
Percentages and supplemental data:
Net assets at end of period	$149,997,072	82,351,993
Ratios as a percentage of average net assets:	0.16%	0.19%
Expenses (1)
Net loss before unrealized appreciation of holdings	0.14%	0.17%

(1)  Ratios not annualized

(2)  This table is not meant to be a reconciliation of opening to ending NAV.

8.                 Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively. In connection with the requirement of this standard, Gold-Trust’s policy and practice is to utilise only broadly quoted market values (Level 1 inputs) at all times when valuing its assets. As a result, no differences were identified between the United States and Canadian general accepted accounting principles with respect to the impact of the requirements of SFAS 157 on the financial statements of the Trust.

9.                 Management of financial risks: The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Trust’s compliance with these policies and procedures are closely monitored by the Senior Officers, the Audit Committee and the Trustees of the Trust.

Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the trust to predict all such risk factors.

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to Gold-Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the quarter ended March 31, 2008.

Results of Operations – Changes in Net Assets

Net assets increased by $24,142,491 or 19.2% during the three months ended March 31, 2008 to a total of $149,997,072.  The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering completed on February 12, 2008. (See Note 5)

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit.  Assuming as a constant exchange rate, the rate which existed on March 31, 2008 of $1.0279 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately U.S. $3.42 per unit or Cdn. $3.52 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold, which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $ )
	Mar. 31/08	Dec. 31/07	Sept. 30/07	June 30/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,391,987	13,845,299	$13,734,491	(1,696,895)
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$14,149,868	13,680,430	$13,582,157	(1,846,639)
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$3.41	3.42	$3.40	(0.46)

	Mar. 31/07	Dec. 31/06	Sept. 30/06	June 30/06
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	3,221,337	4,460,318	$(1,736,445)	3,922,987
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	3,065,441	4,333,319	$(1,858,328)	3,791,542
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	0.94	1.32	$(0.57)	1.16

Results of Operations – Net Income

Gold-Trust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  Gold-Trust’s actual revenues are a miniscule percentage of its net assets.   However the CICA Accounting Guideline 18 requires Gold-Trust to record unrealized appreciation (depreciation) of holdings in income.

Net income for the three months ended March 31, 2008 was $14,149,868 ($3.41 per unit) compared to $3,065,441 ($0.94 per unit) for the same period in 2007, after deducting expenses of $242,119 (2007: $155,896).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory, filing and Auditors fees. Virtually all of the net income for the period is represented by the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.16% for the three months ended March 31, 2008 compared to 0.19% for the same period in 2007.  For the twelve months ended March 31, 2008, the expense ratio was 0.60% compared to 0.68% for the twelve months ended March 31, 2007.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  For the three months ended March 31, 2008, Gold-Trust’s cash reserves, including cash equivalents, increased by $1,438,675.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust not have sufficient cash to meet its needs in the future, minor portions of Gold-Trust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of gold could result in Gold-Trust realizing either capital losses or gains.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge Gold-Trust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold-Trust.

The Trust is advised that U.S. Investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report, dated April 24, 2008, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A) (C) (I) (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	J.L. Michele Spicer, Assistant-Secretary
Philip M. Spicer (N) (E)	William L. Trench, A.C.I.S., CFO
J.C. Stefan Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance & Nominating Committee
(E)	-	Member of Executive Committee
(I)	-	Independent Trustee
(L)	-	Lead Trustee
(N)	-	Nominee of the Administrator

Administrator

Central Gold Managers Inc.
Ancaster, Ontario, Canada

Auditors

Ernst & Young LLP
Toronto, Ontario, Canada

Legal Counsel

Fraser Milner Casgrain LLP
Toronto, Ontario, Canada

Dorsey & Whitney LLP
Toronto, Ontario, Canada

Custodian

Canadian Imperial Bank of Commerce
Toronto, Ontario, Canada

Registrar and Transfer Agent

CIBC Mellon Trust Company, Canada
Mellon Investor Services LLC, U.S.A.

Stock Exchange Listings

AMEX Symbol :	GTU	(U.S. $)
TSX Symbols:	GTU.UN	(Cdn $)
	GTU.U	(U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, the net asset value per unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLD-TRUST

“The Gold Bullion Trust”

Phone:  905-304-GOLD (4653)

Fax: 905-648-4196
E-Mail: info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2